Massimo Group

3101 W Miller Road

Garland, TX 75041

VIA EDGAR

February 7, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Attention:	Stephany Yang
Claire Erlanger
Erin Donahue
Anne Parker

Re:	Massimo Group
Amendment No. 1 to Registration Statement on Form S-1
Submitted February 5, 2024 File No. 333-276095
CIK No. 0001952853

Ladies and Gentlemen:

Massimo Group (the “Company”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2024, relating to Amendment No. 1 to the Registration Statement on Form S-1, submitted by the Company to the Commission on February 5, 2024.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and below it have the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this letter.

Amendment No. 1 to the Registration Statement on Form S-1, filed February 5, 2024

Executive Compensation, page 85

1.	Please disclose the executive compensation paid for the fiscal year ended December 31, 2023.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has amended its disclosure on pages 85, 86 and 88 of the Registration Statement to include the requested information.

* * *

We thank the Staff for its review of this response. Should you have any questions or require any additional information, please do not hesitate to contact our legal counsel, Richard Anslow, Esq. of Ellenoff Grossman & Schole LLP, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Very truly yours,

Massimo Group

By:	/s/ David Shan
Name:	David Shan
Title:	Chief Executive Officer and Chairman

cc:	Ellenoff Grossman & Schole LLP
Pryor Cashman LLP